June 23, 2006

Via Edgar and DHL Express

Ms. Katherine Mathis, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	National Lampoon, Inc. (the “Company”)
Form 10-KSB for the Fiscal Year Ended July 31, 2005
Form 10-QSB for the Quarterly Period Ended October 31, 2005
File No. 0-15284

Dear Ms. Mathis:

This letter is written in response to your letter dated April 13, 2006.

We emphasize again that the Company does not typically want to bear the entire risk of financing films. Instead, it enters into agreements like those at issue. While it’s true that the agreements at issue indicate that some measure of control rests with the Company’s working partners, we believe that the practical, day-to-day realities of the Company’s operations and its relations with its working partners rebut that presumption.

Furthermore, control over the projects undertaken by the entities at issue can be broken down among creative control, production control and distribution control. In the entities at issue, the Company has some creative control, exclusive production control and some or all of the distribution control, which essentially gives it control over the entities. As we indicated in our letter dated March 7, 2006, the indicia of control (for example, stock ownership or, in this case, the agreements entered into) do not always reflect the reality of control.

Form 10-KSB for the Year Ended July 31, 2005
Note A - Business Organization and Summary of Significant Accounting Policies.

1. We have read your response to our prior comment no. 8. We note that the agreement dated December 14, 2004 with Majestic Entertainment filed as Exhibit 10.25 to your Form SB2/A filed on May 31, 2005 contains provisions which provide for joint control over the Clubhouse joint venture. For example, film costs in excess of $1,500,000 and all film concepts and storylines require joint agreement with Majestic Entertainment. Furthermore, the agreement with Majestic Entertainment does not provide you with greater voting rights or with “control” over the joint venture’s daily operations. Accordingly, it is our view that you do not have control over the joint venture and therefore you should not consolidate it as a subsidiary. We believe that your investment in Clubhouse should be carried on the equity method and consideration should be given to the necessity of including separate financial statements of the Clubhouse joint venture pursuant to Rule 3-09 of Regulation S-X and providing summarized financial information of Clubhouse pursuant to Rule 4-08 (g) of Regulation S-X. If you continue to believe that you control Clubhouse, supplementally provide additional information supporting your conclusion including, but not limited to, discussing whether you have the ability to sell or pledge assets of Clubhouse in the ordinary course of business. Please advise or revise. We may have further comments.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
June 23, 2006

As we stated in our prior letter, the Company integrated Clubhouse’s operations with its operations, making all the decisions necessary to carry out the current business activities. The Company provides all the accounting functions for Clubhouse, including making all accounting policy decisions, determining any estimates affecting the carrying amounts of assets and liabilities, and maintaining all accounting records. The Company also established credit with vendors for use by Clubhouse or used its vendors to provide services to Clubhouse. Additionally, Clubhouse uses the post-production equipment and other post-production facilities on the Company’s premises. The Company will be responsible for the distribution of Clubhouse’s films in the United States. Majestic Entertainment provides creative services to Clubhouse and, due to certain established relationships, will be responsible for selling the films in the markets outside of the United States. The Company, however, is primarily responsible for the management of Clubhouse’s assets and liabilities.

Your comment requires the Company to discuss its ability to sell or pledge the assets of Clubhouse in the ordinary course of its business. In fact, the Company routinely pledges its distribution and ownership rights in films in order to obtain syndication loans and it expects to do so with Clubhouse’s films.

Form 10-QSB for the Quarterly Period Ended October 31, 2005
Financial Statements
Note D - Film Financing

2. We have read your response to our prior comment no. 16. You stated in your response that the Deal Memorandum provides for “joint approval rights with respect to all key decisions regarding all creative and business elements.” In this regard, it appears that you do not have control over Totally Baked LLC as the two other parties have rights that allow them to effectively participate in significant decisions that would be expected to be made in the ordinary course of business thus indicating that equity accounting would be more appropriate for your investment. If you continue o believe that you control Totally Baked LLC, supplementally provide additional information supporting your conclusion including, but not limited to, discussing whether you have the ability to sell or pledge assets of Clubhouse in the ordinary course of business. Please advise or revise your disclosures are necessary. We may have further comments.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
June 23, 2006

The Company’s control over Totally Baked LLC is also irrefutable. As we stated in our previous letter, the entity was created solely for the purpose of producing a motion picture. The motion picture is now 90% complete and during the development and production period the Company maintained and continues to maintain control over all aspects of the film, irrespective of the terms of the Deal Memo. After the film is completed, the Company will distribute and/or sell the distribution rights throughout the world wide exhibition market. The ability to manage the assets of the LLC is, again, what gives the Company control over the entity. The Company’s joint venture partners do not have the resources, capability or expertise to distribute the film. The Company will control all cash receipts during the exploitation phase of the motion picture as it controlled all cash disbursements during the production phase. The signatories on all Totally Baked LLC bank accounts are only those of the CEO and President of National Lampoon. Even though the Deal Memo seems to vest some control in the joint venture partners, in practice the Company has made all significant decisions associated with the production and in the future will control aspects of exploiting the LLC’s sole asset. As with Clubhouse, the Company expects to pledge the distribution and ownership rights in the film in order to obtain a syndication arrangement.

For the reasons stated above, the Company believes that applying the equity method of accounting would be misleading to the public because it would indicate that the Company did not control these two entities when, in practice, it does.

Thank you again for reconsidering your decision in this matter. We look forward to your response.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
June 23, 2006

Very truly yours,

NATIONAL LAMPOON, INC.

By: /s/ Daniel S. Laikin
       Daniel S. Laikin
       Chief Executive Officer